UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934


                                    EATERIES, INC.
                                   (Name of Issuer)

                            Common Stock, $.002 par value
                            (Title of Class of Securities)

                                     277851-10-1
                                    (CUSIP Number)

                                   Mark D. Whatley
                   Howard, Rice, Nemerovski, Canady, Falk & Rabkin,
                              A Professional Corporation
                         Three Embarcadero Center, Suite 700
                               San Francisco, CA  94111
                                    (415) 434-1600
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                  January 10, 1997
                            (Date of Event which Requires
                              Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                     Page 1 of 5





          CUSIP No. 277851-10-1      SCHEDULE 13D               Page 2 of 5




       1   Name of Reporting Person      MICROCAP PARTNERS LIMITED PARTNERSHIP

           IRS Identification No. of Above Person                    56-1989918

       2   Check the Appropriate Box if a Member of a Group           (a)  [ ]

                                                                      (b)  [ ]

       3   SEC USE ONLY


       4   Source of Funds                                                   WC

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]


       6   Citizenship or Place of Organization                  North Carolina


                          7    Sole Voting Power                        236,500

         NUMBER OF
          SHARES          8    Shared Voting Power                         -0-
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                   236,500
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power                    -0-


       11   Aggregate Amount Beneficially Owned by Each
            Reporting Person                                            236,500


       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                         [ ]

       13   Percent of Class Represented by Amount in Row 11               6.2%


       14   Type of Reporting Person                                         PN



          CUSIP No. 277851-10-1      SCHEDULE 13D               Page 3 of 5



          Item 1.   Security and Issuer

               This Schedule 13D ("Schedule") relates to shares of common stock, $0.002 par value (the "Common Stock"), of Eateries, Inc. (the "Issuer"). The principal executive office of the Issuer is 3240 W. Britton Rd., Ste. 202, Oklahoma City, OK 73120.

          Item 2.   Identity and Background

               This Amendment is filed on behalf of Microcap Partners Limited Partnership, whose principal business office address is 905 W. Main Street, Box 23, Suite 25A, Durham, North Carolina 27701.

               Microcap Partners Limited Partnership is an investment limited partnership, whose sole general partner is MCP Capital Management, LLC. The managing member of MCP Capital Management, LLC is Jeremy Crigler. The business address for each of MCP Capital Management, LLC and Jeremy Crigler is 905 W. Main Street, Box 23, Suite 25A, Durham, North Carolina 27701.

               None of Microcap Partners Limited Partnership, MCP Capital Management, LLC or Jeremy Crigler have, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors).

               None of Microcap Partners Limited Partnership, MCP Capital Management, LLC or Jeremy Crigler have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               Microcap Partners Limited Partnership is a North Carolina limited partnership, MCP Capital Management, LLC is a North Carolina limited liability company, and Jeremy Crigler is a United States citizen.

          Item 3.   Source and Amount of Funds or Other Consideration

               Funds for the purchases of Common Stock were obtained from the working capital of Microcap Partners Limited Partnership.

          Item 4.   Purpose of Transaction.

               The purchases of Common Stock were made solely for investment purposes. Depending upon market conditions and other factors, Microcap Partners Limited Partnership may acquire additional securities of the Issuer, or, alternatively, may dispose of some or all of the securities of the Issuer that it beneficially owns.



          CUSIP No. 277851-10-1      SCHEDULE 13D               Page 4 of 5



          Item 5.   Interest in Securities of the Issuer

          (a),(b) Reference is made hereby to Items 7-11 and 13 of page two (2) of this Amendment, which Items are incorporated by reference herein. Of the shares beneficially owned, all 236,500 shares are owned by Microcap Partners Limited Partnership.

          (c) Microcap Partners Limited Partnership has effected the following transactions through registered broker-dealers: On December 30, 1996, purchased 45,000 shares of Common Stock in two trades, one at a price of $3.77 per share for 42,500 shares, and one at a price of $4.00 per share for 2,500 shares. On December 31, 1996, purchased 73,000 shares of Common Stock at a price of $4.22 per share. On January 3, 1997, purchased 21,000 shares of Common Stock at a price of $4.05 per share. On January 7, 1997, purchased 2,000 shares of Common Stock at a price of $4.00 per share. On January 8, 1997, purchased 26,000 shares of Common Stock at a price of $4.35 per share. On January 9, 1997, purchased 15,500 shares of Common Stock at a price of $4.30 per share. On January 10, 1997, purchased 18,000 shares of Common Stock at a price of $4.30 per share. On January 15, 1997, purchased 29,000 shares of Common Stock at a price of $4.30 per share. On January 16, 1997, purchased 7,000 shares of Common Stock at a price of $4.30 per share.

          (d),(e)   Not applicable.

          Item 6.   Contracts, Arrangements, Understandings or
                    Relationships with Respect to Securities of the Issuer

               None.

          Item 7.   Material to be Filed as Exhibits

               None.



          CUSIP No. 277851-10-1      SCHEDULE 13D               Page 5 of 5



                                      Signatures

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          DATED:  February 21, 1997.

                                        MICROCAP PARTNERS LIMITED
                                        PARTNERSHIP


                                        /s/ Jeremy Crigler
                                        _________________________________
                                        By: Jeremy Crigler
                                        Title:    Managing Member of
                                        MCP CAPITAL MANAGEMENT, LLC,
                                        General Partner